UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hunter Maritime Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y37828111
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y37828111

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bocimar Hunter NV*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* On September 27, 2018, Bocimar Hunter NV transferred 3,793,275 Class B common shares to CMB NV, its sole shareholder. Class B common shares of the Issuer are convertible into an equal number of Class A common shares of the Issuer upon the Issuer’s consummation of an initial business combination.  Following the transfer of these shares, Bocimar Hunter NV does not beneficially own any common shares of the Issuer.

CUSIP No.	Y37828111

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CMB NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,993,275

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,993,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,275

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

66.9% **

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** On October 5, 2018, the Issuer entered into a merger agreement with NCF Wealth Holdings Limited, a British Virgin Islands company (“NCF”), pursuant to which NCF will merge with and into a wholly-owned subsidiary of the Issuer, with NCF continuing as the surviving company and a wholly-owned subsidiary of the Issuer (the “Merger”). The Issuer expects to issue 200,000,000 Class A common shares to the NCF shareholders as consideration for, and upon closing of, the Merger (the “Consideration Shares”). On November 6, 2018, the Issuer completed a tender offer of its Class A common shares in connection with an amendment to its Amended and Restated Articles of Incorporation to extend the deadline by which it must complete a business combination (the “Extension Tender Offer”). Following the completion of the Extension Tender Offer, the Issuer had 5,967,025 shares of common stock outstanding, which includes 3,793,275 Class A common shares that are issuable upon conversion of the Class B common shares held by the reporting person. Upon closing of the Merger and issuance of the Consideration Shares, the Reporting Person expects to beneficially own approximately 2% of the Issuer’s issued and outstanding common stock.

CUSIP No.	Y37828111

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saverco NV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,993,275

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,993,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,275

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

66.9%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** On October 5, 2018, the Issuer entered into a merger agreement with NCF, pursuant to which NCF will merge with and into a wholly-owned subsidiary of the Issuer, with NCF continuing as the surviving company and a wholly-owned subsidiary of the Issuer. The Issuer expects to issue 200,000,000 Class A common shares to the NCF shareholders as consideration for, and upon closing of, the Merger. On November 6, 2018, the Issuer completed a tender offer of its Class A common shares in connection with an amendment to its Amended and Restated Articles of Incorporation to extend the deadline by which it must complete a business combination. Following the completion of the Extension Tender Offer, the Issuer had 5,967,025 shares of common stock outstanding, which includes 3,793,275 Class A common shares that are issuable upon conversion of the Class B common shares held by the reporting person. Upon closing of the Merger and issuance of the Consideration Shares, the Reporting Person expects to beneficially own approximately 2% of the Issuer’s issued and outstanding common stock.

CUSIP No.	Y37828111

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Saverys

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,993,275

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,993,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,275

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

66.9%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** On October 5, 2018, the Issuer entered into a merger agreement with NCF, pursuant to which NCF will merge with and into a wholly-owned subsidiary of the Issuer, with NCF continuing as the surviving company and a wholly-owned subsidiary of the Issuer. The Issuer expects to issue 200,000,000 Class A common shares to the NCF shareholders as consideration for, and upon closing of, the Merger. On November 6, 2018, the Issuer completed a tender offer of its Class A common shares in connection with an amendment to its Amended and Restated Articles of Incorporation to extend the deadline by which it must complete a business combination. Following the completion of the Extension Tender Offer, the Issuer had 5,967,025 shares of common stock outstanding, which includes 3,793,275 Class A common shares that are issuable upon conversion of the Class B common shares held by the reporting person. Upon closing of the Merger and issuance of the Consideration Shares, the Reporting Person expects to beneficially own approximately 2% of the Issuer’s issued and outstanding common stock.

CUSIP No.	Y37828111

Item 1.	(a).	Name of Issuer:

Hunter Maritime Acquisition Corp.

(b).	Address of issuer's principal executive offices:

c/o MI Management Company Trust Company Complex, Suite 206 Ajeltake Road, P.O. Box 3055 Majuro, Marshall Islands MH 96960

Item 2.	(a).	Name of person filing:

Bocimar Hunter NV CMB NV Saverco NV Marc Saverys
	(b).	Address or principal business office or, if none, residence:

Bocimar Hunter NV
De Gerlachekaai 20
Antwerp, Belgium
BE 2000

CMB NV
De Gerlachekaai 20
Antwerp, Belgium
BE 2000

Saverco NV
De Gerlachekaai 20
Antwerp, Belgium
BE 2000

Marc Saverys
c/o CMB NV
De Gerlachekaai 20
Antwerp, Belgium
BE 2000

(c).	Citizenship:

Bocimar Hunter NV—Belgium CMB NV—Belgium Saverco NV—Belgium Marc Saverys—Belgium

(d).	Title of class of securities:

Class A Common Stock, par value $0.0001 per share

(e).	CUSIP No.:

Y37828111

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Bocimar Hunter NV—0 CMB NV—3,993,275 Saverco NV—3,993,275 Marc Saverys—3,993,275

(b)	Percent of class:

Bocimar Hunter NV—0% CMB NV—66.9% Saverco NV—66.9% Marc Saverys—66.9%

(c)	Number of shares as to which Bocimar Hunter NV has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which CMB NV has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	3,993,275

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,993,275

Number of shares as to which Saverco NV has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	3,993,275

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,993,275

Number of shares as to which Marc Saverys has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	3,993,275

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	3,993,275

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of September 27, 2018, Bocimar Hunter NV ceased to be the beneficial owner of more than five percent of the Issuer’s Class A common stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d -1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2019

BOCIMAR HUNTER NV*
By:	/s/ Alexander Saverys
	Name:	Alexander Saverys
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

CMB NV*
By:	/s/ Ludwig Criel
	Name:	Ludwig Criel
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

SAVERCO NV*
By:	/s/ Marc Saverys
	Name:	Marc Saverys
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

MARC SAVERYS*
By:	/s/ Marc Saverys
	Name:	Marc Saverys

*	The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13G/A, including any amendment thereto, relating to the Class A Common Stock, par value $0.0001 per share, of Hunter Maritime Acquisition Corp.

Date:  February 13, 2019

BOCIMAR HUNTER NV
By:	/s/ Alexander Saverys
	Name:	Alexander Saverys
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

CMB NV
By:	/s/ Ludwig Criel
	Name:	Ludwig Criel
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

SAVERCO NV
By:	/s/ Marc Saverys
	Name:	Marc Saverys
	Title:	Director

By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Director

MARC SAVERYS
By:	/s/ Marc Saverys
	Name:	Marc Saverys